FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, October 29, 2015 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its 3Q15 results. The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2014, except where stated otherwise.

Third quarter 2015 Results

CONSOLIDATED

▪ Net sales totaled R$16.1 billion, highlight to the Food segment registering a 7.3% growth in the quarter, outperforming the industry (*);

▪ In September, the first month of consolidation for the Éxito Group, the Company recorded the best sales performance in the period, specifically in the non- food segment;

▪ Steady pace of investments, which totaled R$510 million, with the focus on organic expansion in higher-return formats. Twenty-three stores were opened in the quarter and 210 in the last 12 months;

▪ Strong financial structure with low leverage level, working capital gains, free cash flow and improved cash management.

FOOD BUSINESS

▪ Emphasis on store renovation program, especially in the Extra banner, with positive consumer reaction, observed by improvements in customer traffic and improved sales performance of around 1,000 basis points;

▪ Improvements in customer traffic across all banners, with gains in market share by Pão de Açúcar, Assaí and the Proximity format (Minimercado Extra and Minuto Pão de Açúcar);

▪ Multivarejo registered adjusted EBITDA margin of approximately 7.0%, similar to the margin since the beginning of the year, which demonstrates its resilience despite the worsening of consumption and sector indicators during the year;

▪ Solid and consistent result delivered by Assaí, with adjusted EBITDA expansion of 44.1%, and margin expansion increasing 60 basis points to reach 4.0% in the quarter.

VIA VAREJO

▪ Continuation of measures to improve efficiency and optimize costs;

▪ Intensification of commercial initiatives to drive sales growth and gain market share;

▪ Acceleration of Click & Collect: Via Varejo inventory being sold through casasbahia.com.br and pontofrio.com.br websites, with product pick-ups possible in all Via Varejo stores;

▪ "Crescer Mais" Project rollout: 100 mobile store-in-store, 56 new concept furniture stores, 36 banner conversions and opening of 5 new stores (86 new stores in the last 12 months).

CNOVA

▪ Solid growth (GMV +17.6%) despite challenging macro environment in Brazil with strategic initiatives on track and increased focus and discipline in cost efficiency.

(*) Based on data published by the Brazilian Supermarkets Association (ABRAS)

			Consolidated (1)				Food Businesses			Via Varejo
(R$ million)(2)	3Q15	3Q14	Δ	9M15	9M14	Δ	3Q15	3Q14	Δ	3Q15	3Q14	Δ

GrossRevenue (3)	17,856	17,356	2.9%	54,943	50,862	8.0%	9,574	8,941	7.1%	4,615	5,964	-22.6%
Net Revenue (3)	16,061	15,649	2.6%	49,405	45,860	7.7%	8,852	8,253	7.3%	4,077	5,280	-22.8%
Gross Profit	3,758	4,015	-6.4%	11,734	11,700	0.3%	2,126	2,058	3.3%	1,343	1,738	-22.7%
Gross Margin	23.4%	25.7%	-230 bps	23.8%	25.5%	-170 bps	24.0%	24.9%	-90 bps	32.9%	32.9%	0 bps
Total Operating Expenses	(3,347)	(2,874)	16.5%	(9,778)	(8,469)	15.5%	(1,684)	(1,478)	14.0%	(1,280)	(1,219)	5.0%
% of Net Revenue	20.8%	18.4%	240 bps	19.8%	18.5%	130 bps	19.0%	17.9%	110 bps	31.4%	23.1%	830 bps
EBITDA (4)	445	1,167	-61.9%	2,058	3,307	-37.8%	455	593	-23.3%	77	529	-85.5%
EBITDA Margin	2.8%	7.5%	-470 bps	4.2%	7.2%	-300 bps	5.1%	7.2%	-210 bps	1.9%	10.0%	-810 bps
Adjusted EBITDA(5)	677	1,185	-42.9%	2,443	3,418	-28.5%	536	608	-11.8%	196	544	-64.0%
Adjusted EBITDA Margin	4.2%	7.6%	-340 bps	4.9%	7.5%	-260 bps	6.1%	7.4%	-130 bps	4.8%	10.3%	-550 bps
Net Financial Revenue (Expenses)	(344)	(378)	-8.8%	(1,039)	(1,078)	-3.6%	(205)	(171)	19.7%	(69)	(147)	-53.5%
% of Net Revenue	2.1%	2.4%	-30 bps	2.1%	2.3%	-20 bps	2.3%	2.1%	20 bps	1.7%	2.8%	-110 bps
Company's Net Profit (Loss)	(122)	391	n.a.	101	1,087	-90.7%	44	185	-75.9%	(12)	224	n.a.
Net Margin	-0.8%	2.5%	-330 bps	0.2%	2.4%	-220 bps	0.5%	2.2%	-170 bps	-0.3%	4.3%	-460 bps
Adjusted Net Income - Company (6)	49	396	-87.7%	403	1,166	-65.4%	106	189	-44.2%	66	234	-71.7%
Adjusted Net Margin	0.3%	2.5%	-220 bps	0.8%	2.5%	-170 bps	1.2%	2.3%	-110 bps	1.6%	4.4%	-280 bps

(1) Includes the results of Cnova (Cnova Brasil + Cdiscount Group); (2) Totals and percentages may not add up due to rounding. All margins were calculated as a percentage of net sales; (3) Includes revenue from lease of commercial centers; (4) Earnings before interest, tax, depreciation and amortization; (5) EBITDA adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses; (6) Net Income adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, as well as the respective effects of associated income tax.

Sales Performance

Net Revenue		3Q15 x		2Q15 x
		3Q14		2Q14
(R$ million)	3Q15	Δ	2Q15	Δ
Consolidated (1)	16,061	2.6%	16,108	6.0%
Food Businesses	8,852	7.3%	8,953	6.4%
Multivarejo (2)	6,287	2.1%	6,508	0.7%
Assaí	2,564	22.3%	2,445	25.6%
Non-Food Businesses	7,227	-2.5%	7,172	5.3%
Cnova (3)	3,132	48.0%	2,848	122.0%
Via Varejo (4)	4,095	-22.7%	4,324	-21.7%

Net 'Same-Store' Sales
	3Q15	2Q15
Consolidated (1)	-2.7%	-3.5%
Multivarejo + Assaí	3.3%	1.8%
Cnova (3)	23.4%	24.7%
Via Varejo (4)	-24.6%	-23.5%

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners. Includes revenue from the leasing of commercial centers; (3) Cnova: Cnova Brasil + Cdiscount Group. Includes revenue from commissions in the marketplace, not considering merchandise volumes; (4) Includes revenue from intercompany transactions. Excluding the closure of stores to comply with the decision by Brazil's antitrust agency CADE, the decrease in the quarter would have been 21.9%.

Sales Performance – Consolidated

▪  In 3Q15, consolidated net sales totaled R$16.1 billion, up 2.6%. In the Food segment (Multivarejo + Assaí), net sales grew 7.3%, with the highlight being the continued strong performance by Assaí (+22.3%);

▪  The current macroeconomic environment has proved highly adverse for consumption during the year. While the food segment demonstrates greater resilience, the non-food segment (Via Varejo + Cnova) is being affected more intensely and as a result, its sales declined by 2.5%;

▪  The Company maintained its organic growth plan, with the focus on higher-return formats. Twenty-three new stores were opened in the quarter, of which 18 were in the Food segment (7 Minimercado Extra, 6 Minuto Pão de Açúcar, 4 Pão de Açúcar and 1 Assaí) and 5 were Casas Bahia stores. A total of 210 new stores were opened in the last 12 months.

Food Business (Multivarejo + Assaí)

▪  Net sales grew 7.3% to reach R$8.9 billion in the quarter. A total of 124 new stores were opened in the last 12 months, which included 100 Proximity stores (71 Minimercado Extra and 29 Minuto Pão de Açúcar), 11 Pão de Açúcar, 8 Assaí, 4 Extra Supermercado stores and 1 drugstore;

▪  Same-store sales increased 3.3%, up 60 basis points from 1H15. This improvement was driven by the solid double-digit growth posted by Assaí, resulting from greater price consciousness among       consumers and the healthy performance of the 52 renovated Extra stores (28 Hypermarkets and 24 Supermarkets), whose delivery started in May and which are already outperforming non-renovated stores by 1,000 basis points;

▪         Roll-out of Extra renovations: by the end of 2015, about 60 stores (35 Hypermarkets and 25 Supermarkets), or the equivalent of 25% of the banner's sales, will undergo extensive renovation that includes not only the layout, but also new assortments and improvements in customer service. By the end of 2016, the renovation plan should encompass 50% to 60% of sales;

▪         As in previous quarters, Assaí posted solid net sales growth of 22.3%, reflecting the double-digit same-store sales growth in relation to 1H15, caused by greater price consciousness among consumers. Strong expansion remains the banner’s focus, with one more store opened in 3Q15, bringing to 8 the total number of stores opened in the last 12 months. In 2015, 10 to 12 new Assaí stores will be opened;

▪        It is important to note the resilience of the food category, which has maintained growth of approximately 4.0% in the last 9 months, underlining the importance of the multi-format strategy. The Company will continue to focus on balancing its store portfolio by concentrating expansion on higher-return formats (Assaí, Proximity and Pão de Açúcar) and by continuing the modernization of the Extra chain.

Via Varejo

▪        The third quarter of 2015 was marked by a strong decline in consumption, with the Consumer Confidence Index reaching its lowest level in the historical data series published by FGV IBRE (down 25.9% in September 2015 in relation to September 2014)

▪         In 3Q15, net sales totaled R$4.1 billion, down 22.7% from 3Q14 and 24.6% on a same-store basis. In 3Q15, five Casas Bahia stores were opened, bringing the total store openings to 26 in the year and 86 in the last 12 months;

▪        On the other hand, services such as extended warranty increased penetration due to initiatives such as training for 100% of sales force, pricing strategy and sales campaigns. Payment book sales remained stable in relation to other forms of payment;

▪        Initiatives under the “Crescer Mais” Project continued to deliver sales results that outperformed the company‘s average:

o        Renovation of the Furniture category: redesign of the sales area and revamp of product lines, already implemented in 56 stores which grew 1,600 basis points above the average of the non-renovated stores YTD. The Furniture category yields the highest gross margin for Via Varejo;

o        Renovation of the Telephone category: complete revamp of the buying experience, with better service and options to try out products. In the 100 stores already renovated, growth was 3,800 basis points higher than the average of non-renovated stores YTD;

o        Banner Conversion: conversion of 36 Pontofrio stores to Casas Bahia stores. Via Varejo should accelerate the conversion plan in order to drive sales growth and profitability.

Cnova

The following comments are part of the Cnova sales release published on October 9, 2015.

Cnova	3Q15(5)	3Q14(5)	Change
			Reported	Constant Currency(6)
GMV(7) (€ millions)	1,121.2	1,094.1	+2.5%	+17.6%
Cdiscount	649.1	555.3	+16.9%	+17.1%
France	640.1	552.4	+15.9%
International	9.0	2.9	+208.3%	+244.2%
Cnova Brazil	472.2	538.8	-12.4%	+18.1%
Cnova Brazil (R$ millions)	1,920.0	1,625.6	+18.1%
Marketplace share(8)	22.7%	12.4%	+1,032 bps
Cdiscount France	29.8%	20.5%	+931 bps
Cnova Brazil	12.8%	4.2%	+862 bps
Net sales (€ millions)	781.4	837.3	-6.7%	+9.1%
Cdiscount	410.3	379.5	+8.1%	+8.3%
France	402.5	377.0	+6.8%
International	7.8	2.5	+213.7%	+247.5%
Cnova Brazil	371.1	457.8	-18.9%	+9.8%
Cnova Brazil (R$ millions)	1,515.8	1,380.6	+9.8%
Traffic (visits in millions)	405.8	318.3	+27.5%
Cdiscount France	180.7	136.0	+32.8%
Cnova Brazil	212.9	179.5	+18.6%
Mobile share	40.2%	27.4%	+1,280 bps
Cdiscount France	49.8%	37.2%	+1,265 bps
Cnova Brazil	32.4%	20.5%	+1,189 bps
Click-&-Collect pick-up points	21,767	17,206	+26.5%
Active customers(9) (millions)	15.4	12.8	+20.2%
Number of items sold (millions)	15.3	13.2	+16.0%
Orders(10) (millions)	9.1	7.8	+17.0%

 (5) The operations of Panama, Ecuador, MonCornerKids and MonCornerJardin were discontinued on July 1, 2015. These operations have no impact on 2014 results as they did not exist in that period. MonShowRoom was reclassified as a discontinued operation (exclusively for Cdiscount) on January 1, 2014. (6) Average euro/real exchange rate in the third quarter: 2014 = 3.01; 2015 = 3.96. (7) Gross Merchandise Volume (GMV) = sale of merchandise + other revenue + sales in the marketplace (calculated based on orders approved and delivered) + taxes. (8) Includes sales through the marketplaces of www.cdiscount.com in France, as well as the websites extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil. (9) Active customers at the end of September who made at least one purchase in one of the company's websites in the 12-month period, calculated for each website, since we operate multiple websites with specific user identification systems, which may lead to double counting of the same person. (10) Total number orders placed by customers prior to cancelation due to fraud or non-payment of orders.

▪        GMV amounted to €1,122 million in 3Q15, increasing 17.6% on a constant currency basis compared to the same period in 2014. After taking into account the strong negative impact (-15.1%) of the depreciation of the Brazilian real versus the Euro, reported GMV grew by 2.5%.  At Cdiscount France, total GMV was up 15.9%.  At Cnova Brazil, GMV increased by 18.1% in local currency, as promotional pricing partially compensated for the deteriorating Brazilian economic environment.

o     The marketplace share of total GMV increased 1,032 basis points in 3Q15 and reached 22.7% compared to 12.4% in 3Q14. Cdiscount France’s marketplace share reached       29.8%, while Cnova Brazil's share reached 12.8%. As of September 30, 2015, active marketplace sellers increased by 97% to almost 10,500 while the number of marketplace product offerings expanded from 11.4 million to 26.0 million (+129%).

o     Active customers increased by 20.2% and the number of items sold increased by 16.0%.

▪        Net sales totaled €781 million in 3Q15, up 9.1% on a constant currency basis compared to 3Q14. The growth rate was -6.7% after taking into account the negative exchange rate impact of -15.8%.

o       Net sales at Cdiscount were up 8.1% (of which +1.4% was attributable to new international operations) on a high comparison basis, and partly reflected the Group’s emphasis on gross margin improvement during the quarter. Home furnishings and household appliances accounted for approximately half of direct sales and recorded double-digit growth. Marketplace commissions increased by 84% on the previous year.

Net sales coming from international operations were driven primarily by activity in Colombia, Thailand and Vietnam.

o        Net sales at Cnova Brazil increased by 9.8% (on a constant currency basis). Development of all product categories to increase the overall portfolio and orient product mix toward higher margin categories continued at a satisfactory rate.  Marketplace commissions grew by 255%.

▪      Traffic rose to 406 million visits during 3Q15 (+27.5% on the year-ago period), of which approximately 75% is non-paid. Share of mobile devices in the traffic grew by 1,280 basis points to 40.2%.

▪      The continued roll-out of customer preferred Click-&-Collect (“C&C”) pick-up points in all markets:

o      C&C pick-up points in France surpassed 19,500 and included more than 500 pick-up points for large items (> 30 kg)

o       Cnova Brazil continued to increase the number of C&C pick-up points (more than 1,250), while the take-up rate in São Paulo state on the Extra.com.br website was 15%.

Operating Performance

Consolidated Pro Forma (*)

(R$ million)	3Q15	3Q14	Δ	9M15	9M14	Δ

Gross Revenue (1)	14,189	14,905	-4.8%	44,476	45,481	-2.2%
Net Revenue (1)	12,929	13,532	-4.5%	40,475	41,153	-1.6%
Gross Profit	3,469	3,796	-8.6%	10,933	11,231	-2.7%
Gross Margin	26.8%	28.1%	-130 bps	27.0%	27.3%	-30 bps
Selling Expenses	(2,475)	(2,381)	3.9%	(7,559)	(7,133)	6.0%
General and Administrative Expenses	(311)	(314)	-1.1%	(927)	(910)	1.9%
Equity Income	22	28	-23.0%	84	78	8.2%
Other Operating Revenue (Expenses)	(200)	(30)	578.1%	(268)	(122)	119.9%
Total Operating Expenses	(2,965)	(2,697)	9.9%	(8,671)	(8,087)	7.2%
% of Net Revenue	22.9%	19.9%	300 bps	21.4%	19.7%	170 bps
Depreciation (Logistic)	27	23	17.5%	84	67	24.1%
EBITDA	532	1,122	-52.6%	2,346	3,211	-26.9%
EBITDA Margin	4.1%	8.3%	-420 bps	5.8%	7.8%	-200 bps
Adjusted EBITDA (2)	732	1,152	-36.5%	2,614	3,333	-21.6%
Adjusted EBITDA Margin	5.7%	8.5%	-280 bps	6.5%	8.1%	-160 bps

(1) Includes revenue from lease of commercial centers; (2) EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

(*) Cnova international operations started being consolidated into GPA in August 2014 and hence the 3Q15 results reflect 3 months of these operations, while 3Q14 results reflect only 2 months of operations. For comparison purposes, the table above and following comments reflect the 3Q15, 3Q14, 9M15 and 9M14 results excluding the consolidated results of Cnova (Cnova Brasil and international operations).

Gross margin reached 26.8% in the quarter, lower than in 3Q14, due to the lower contribution of Via Varejo in the Company’s gross profit.

The 3.4% increase in selling, general and administrative expenses, which was significantly below inflation in the period, reflects the Company's efforts to optimize expenses in both the Food segment and Via Varejo. Expenses in the quarter were impacted by expenses related to organic expansion, with the opening of 210 new stores in the last 12 months.

EBITDA adjusted by Other Operating Income and Expenses came to R$732 million, with margin of 5.7%, impacted by weaker consumption levels, mainly affecting Via Varejo.

Multivarejo

(R$ million)	3Q15	3Q14	Δ	9M15	9M14	Δ

Gross Revenue (1)	6,794	6,675	1.8%	20,991	20,671	1.5%
Net Revenue (1)	6,287	6,156	2.1%	19,400	19,048	1.8%
Gross Profit	1,758	1,767	-0.5%	5,385	5,283	1.9%
Gross Margin	28.0%	28.7%	-70 bps	27.8%	27.7%	10 bps
Selling Expenses	(1,190)	(1,098)	8.3%	(3,635)	(3,304)	10.0%
General and Administrative Expenses	(161)	(163)	-1.2%	(469)	(467)	0.5%
Equity Income	16	20	-20.9%	61	55	11.4%
Other Operating Revenue (Expenses)	(80)	(15)	446.3%	(184)	(106)	72.5%
Total Operating Expenses	(1,415)	(1,256)	12.7%	(4,227)	(3,822)	10.6%
% of Net Revenue	22.5%	20.4%	210 bps	21.8%	20.1%	170 bps
Depreciation (Logistic)	12	12	1.9%	38	34	10.5%
EBITDA	354	522	-32.2%	1,196	1,495	-20.0%
EBITDA Margin	5.6%	8.5%	-290 bps	6.2%	7.9%	-170 bps
Adjusted EBITDA (2)	434	537	-19.1%	1,380	1,602	-13.9%
Adjusted EBITDA Margin	6.9%	8.7%	-180 bps	7.1%	8.4%	-130 bps

(1) Includes revenue from lease of commercial centers; (2) EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

During the course of the year, the macroeconomic environment has significantly affected household consumption, yet Multivarejo has shown resilience and continues to post virtually stable margins since the start of the year.

Gross margin reached 28.0%, similar to the margin in the first half of the year, mainly resulting from continued competitive pricing efforts, especially in the Extra banner. In 9M15, gross margin increased slightly compared to 9M14 (+10 basis points), despite a more cautious consumption scenario.

Differently from previous periods, when selling, general and administrative expenses grow at around 10%, in 3Q15 these expenses grew 7.1%, lagging inflation in the period, as a result of initiatives being implemented since late-2Q15 to adjust the Company’s level of expenses, particularly rental renegotiation and optimization of advertising expenses. In addition, operational improvements at the stores, revamped processes and efficiencies in logistics enabled the streamlining of headcount with no impact on service level at the stores.

In the quarter, Adjusted EBITDA reached R$ 434 million, with margin of 6.9%, in line with the margin in the first half of the year, which shows an important stability at Multivarejo despite the worsening macroeconomic environment during the year. The EBITDA margin difference between the 3Q15 and 3Q14 is mainly related to the pressure of higher inflation on expenses and higher electricity expenses. As in the previous quarter, other operating income and expenses were mainly related to restructuring and write-off of property and equipment.

Assaí

(R$ million)	3Q15	3Q14	Δ	9M15	9M14	Δ

Gross Revenue	2,779	2,266	22.7%	7,922	6,336	25.0%
Net Revenue	2,564	2,097	22.3%	7,321	5,874	24.6%
Gross Profit	368	291	26.4%	1,019	804	26.8%
Gross Margin	14.4%	13.9%	50 bps	13.9%	13.7%	20 bps
Selling Expenses	(235)	(194)	20.9%	(686)	(549)	25.0%
General and Administrative Expenses	(32)	(27)	20.3%	(88)	(67)	31.1%
Other Operating Revenue (Expenses)	(1)	(0)	631.2%	2	(0)	n.a.
Total Operating Expenses	(269)	(222)	21.3%	(771)	(616)	25.2%
% of Net Revenue	10.5%	10.6%	-10 bps	10.5%	10.5%	0 bps
Depreciation (Logistic)	1	1	42.4%	3	2	90.3%
EBITDA	101	71	42.5%	251	190	32.4%
EBITDA Margin	3.9%	3.4%	50 bps	3.4%	3.2%	20 bps
Adjusted EBITDA (1)	102	71	44.1%	249	190	31.0%
Adjusted EBITDA Margin	4.0%	3.4%	60 bps	3.4%	3.2%	20 b

(1) EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

Assaí continued to post solid net sales growth of 22.3% in the quarter, for total net sales of R$ 2.564 billion, reflecting a combination of double-digit same-store sales growth and continuous organic expansion. The acceleration in customer traffic was one of the highlights in the period, driven by increased price sensibility on consumers side. Eight stores opened in the last 12 months and 10-12 stores are scheduled for opening in 2015.

In terms of operating efficiency, note that the Adjusted EBITDA grew 44.1%, outpacing sales growth in the period, which corroborates the consistency and solidity of the format. EBITDA margin was 4.0%, expanding by 60 basis points in the period. The solid EBITDA performance was driven by gross margin expansion, reaching 14.4% on the maturity of stores opened in the last 12 months, as well as on the reduction on selling, general and administrative expenses as percentage of net sales, from 10.6% in 3Q14 to 10.4% in 3Q15, despite the inflationary pressures on expenses, higher electricity costs and expenses with store expansion (8 stores opened in the last 12 months).

In 9M15, adjusted EBITDA amounted to R$249 million, up 31.0%, with margin of 3.4%, expansion of 20 basis points from 9M14.

It is important to mention that the cash generated in the last 12 months already allows the business unit to finance its strong organic growth.

Via Varejo (1)
(R$ million)	3Q15	3Q14	Δ	9M15	9M14	Δ

Gross Revenue	4,615	5,964	-22.6%	15,563	18,474	-15.8%
Net Revenue	4,077	5,280	-22.8%	13,755	16,230	-15.3%
Gross Profit	1,343	1,738	-22.7%	4,528	5,143	-12.0%
Gross Margin	32.9%	32.9%	0 bps	32.9%	31.7%	120 bps
Selling Expenses	(1,050)	(1,089)	-3.5%	(3,238)	(3,280)	-1.3%
General and Administrative Expenses	(117)	(124)	-5.6%	(370)	(376)	-1.7%
Equity Income	6	8	-27.9%	23	23	0.4%
Other Operating Revenue (Expenses)	(119)	(15)	709.0%	(87)	(15)	471.5%
Total Operating Expenses	(1,280)	(1,219)	5.0%	(3,672)	(3,649)	0.6%
% of Net Revenue	31.4%	23.1%	830 bps	26.7%	22.5%	420 bps
Depreciation (Logistic)	15	11	31.9%	42	31	35.3%
EBITDA	77	529	-85.5%	898	1,526	-41.1%
EBITDA Margin	1.9%	10.0%	-810 bps	6.5%	9.4%	-290 bps
Adjusted EBITDA (2)	196	544	-64.0%	985	1,541	-36.1%
Adjusted EBITDA Margin	4.8%	10.3%	-550 bps	7.2%	9.5%	-230 bps

(1) Some figures in this earnings release differ from those presented in the Via Varejo release due to the effects of intercompany transactions; (2) EBITDA adjusted by the line “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

Despite a scenario of a sharp decline in consumption, gross margin remained stable in relation to 3Q14 as a result of: i) decrease of 150 bps in margin from goods to adjust sales competitiveness; ii) increase in penetration of services on the sale of goods, due to sales force training programs, pricing strategy and sales campaings; iii) maturation of new revenue streams from freight and assembling; and iv) other gains such as logistics and commercial synergies with other group companies.

During the quarter, the Company intensified the cost reduction measures it launched in 2Q15 to adjust the cost structure to current sales levels, and mitigate inflationary pressures for lower dilution of fixed expenses, notable among them being:

▪        Optimization of headcount, with the reduction of approximately 6,000 jobs in 3Q15 and around 11,000 jobs in the year;

▪        Closure of 31 stores in the quarter with high operating costs and negative contribution margin, totaling 36 store closures in the year (excluding closures related to the decision of Brazil’s antitrust authority CADE)

▪         In 9M15, one distribution center and five warehouses were closed to optimize the logistics network;

▪         Renegotiation of approximately 40% of total store lease agreements.

Other operating income and expenses totaled R$119 million in the quarter, related to costs with the Company's restructuring initiatives.

It is noteworthy that the savings with the cost reduction initiatives have not been fully captured in the 3T15.

Adjusted EBITDA stood at R$196 million in the quarter, with margin of 4.8%.

The following comments are part of the Cnova earnings release published on October 28, 2015. Amounts are in Euros, which is the reporting currency of this entity, and refer to the consolidated results of Cnova N.V on comparable bases  (Cnova international operations are fully reflected in 3Q14). They therefore differ from GPA’s consolidated results in 3Q14, which reflect the consolidation of Cdiscount in Cnova only for the months of August and September.

Cnova

Key Figures (€ million)	Sept. 30, 2015[2]	Sept. 30, 2014[2]

3rd quarter:
Gross merchandise volume (GMV)	1,121	1,094
Net sales	781	837
Gross profit	97	113
Gross margin	12.5%	13.5%
Gross margin (like-for-like*)	12.6%	13.6%
SG&A	(119)	(113)
Operating EBIT	(22)	0
o/w: France	1	(4)
Brazil	(14)	6
International**	(6)	(1)
Net profit/(loss) for the period	(36.6)	(15.3)
Adjusted EPS[1]	(0.06)	(0.03)

Last 12 months:
Net cash from continuing operating activities	109	132
o/w Change in Operating Working Capital	137	86
Capex	(85)	(65)
Free cash flow	23	67

* Like-for-like: excluding the impact from international expansion outside of France and Brazil

**Colombia, Thailand, Vietnam, Ivory Coast, Senegal and Cameroon.

(1) Non-GAAP financial measure. (2) Financial results for Panama, Ecuador, MonCornerKids and MonCornerJardin were discontinued as of July 1, 2015; there is no impact on 2014 as these activities did not exist at that time.  MonShowroom has been re-classified as a discontinued activity (IFRS 5) as of January 1, 2014.

Gross profit was resilient and totaled €97 million with an associated gross margin of 12.5% (12.6% like-for-like, that is, excluding the impact from international expansion outside France and Brazil).

▪         Gross profit at Cdiscount France increased more than 20% and the gross margin improved by 186 basis points thanks to the growing marketplace offer as well as lower promotional activity during the 3rd quarter 2015.

▪          At Cnova Brazil, the sharp slowdown in consumer demand combined with an aggressive pricing environment to more than offset the positive impact of marketplace expansion. As a result, gross margin declined by 352 basis points.

SG&A costs increased to €119 million (15.2% of net sales compared to 13.4% of net sales in 3Q14). Most of this increase (€6 million) was related to new costs associated with international operations. On a like-for-like basis, SG&A costs increased 1.0% including higher marketing expenses as well as higher IT spend for platform upgrades, especially in mobile technology.

As a result, operating EBIT totaled €(22) million, including Cdiscount France at +€1 million and Cnova Brazil at €(14) million. After taking into account other expenses of €7 million (mostly restructuring costs related to Panama/Ecuador/Kids and Garden operations closure and impairment of obsolete IT platform assets), total operating profit during the quarter was €(29) million.

Net financial expense was €17 million, stable (-1.1%). The increase in the Brazilian interest rate (SELIC) in the period was offset partially by lower average number of installments in Cnova Brazil sales (7.2 average installments in 3Q15, down from 7.8 average installments in 3Q14).

Net loss including discontinued activities amounted to € (37) million with an adjusted EPS of € (0.06).

Cash Management

On a trailing twelve month basis:

Net cash from continuing operating activities at September 30, 2015 amounted to €109 million (versus €132 million for the same period at September, 2014) and included a positive change in operating working capital of +€137 million (+€86 million in 2014).

Capex (purchase of property, equipment and intangible assets) increased by €20 million to €85 million and represented 2.4% net sales at September 30, 2015. The increase was due primarily to enhancements to the IT platforms and mobile technology. 3Q15 capex was lower y-o-y as management is placing even more emphasis on cash control in the current environment.

As a result, free cash flow remained positive at €23 million.

Action plan Brazil:

Given the new market condition in Brazil, Cnova is putting into place an action plan designed primarily along the following three lines:

•         Promotions policy: fine tune to achieve a better growth/margin balance

•         Product catalogue expansion: increase high margin references

•         Logistics operations: cost cutting (e.g. closure of Aldeia DC), increase productivity and reduce inventory shortages.

Outlook

In the near-term, visibility in Brazil is extremely low, and this is not currently expected to improve by the end of the year. As a result, the Company is providing no 4th quarter 2015 outlook; it is focusing on operational management and concentrating its efforts on finding the right balance between top line growth and profitability while maximizing free cash flow generation.

Financial Result

Consolidated
(R$ million)	3Q15	3Q14	Δ	9M15	9M14	Δ

Financial Revenue	185	159	17.0%	637	491	29.6%
Financial Expenses	(530)	(536)	-1.2%	(1,676)	(1,569)	6.8%
Cost of Sale of Receivables of Credit Card	(109)	(171)	-35.8%	(428)	(536)	-20.0%
Cost of Discount of Receivables of Payment Book	(79)	(87)	-9.1%	(246)	(251)	-2.0%
Cost of Debt and Others	(341)	(279)	22.5%	(1,002)	(783)	27.9%
Net Financial Revenue (Expenses)	(344)	(378)	-8.8%	(1,039)	(1,078)	-3.6%
% of Net Revenue	2.1%	2.4%	-30 bps	2.1%	2.3%	-20 bps

Net financial revenue (expense) decreased 8.8% in the quarter to R$344 million, despite the 29.2% hike in interest rate (average CDI rate).

The main variations in net financial result were:

▪  Increase of R$ 26 million in financial revenue or 17%, below the hike in CDI, due to the lower average cash position in the quarter;

▪  Reduction of R$70 million in the cost of sale of credit card and payment book receivables, due to:

(i)      the cash management strategy adopted by the Company which has the effect of reducing the frequency of advancing of credit card receivables and, consequently, the volume discounted; and

(ii)     the impact of lower sales at Via Varejo on total volume of receivables;

▪  Increase of R$62 million in the cost of debt and others, below the hike in CDI.

As a ratio of net revenue, net financial result decreased from 2.4% in 3Q14 to 2.1% in 3Q15.

Net Income

Consolidated

(R$ million)	3Q15	3Q14	Δ	9M15	9M14	Δ

EBITDA	445	1,167	-61.9%	2,058	3,307	-37.8%
Depreciation (Logistic)	(34)	(26)	30.6%	(102)	(77)	32.9%
Depreciation and Amortization	(245)	(207)	18.5%	(716)	(589)	21.5%
Net Financial Revenue (Expenses)	(344)	(378)	-8.8%	(1,039)	(1,078)	-3.6%
Income (Loss) before Income Tax	(178)	557	n.a.	201	1,563	-87.2%
Income Tax	57	(166)	n.a.	(100)	(476)	-79.0%
Net Income (Loss) - Company	(122)	391	n.a.	101	1,087	-90.7%
Net Margin	-0.8%	2.5%	-330 bps	0.2%	2.4%	-220 bps
Net Income (Loss) - Controlling Shareholders	(7)	277	n.a.	245	785	-68.7%
Net Margin - Controllings Shareholders	0.0%	1.8%	-180 bps	0.5%	1.7%	-120 bps

Other Operating Revenue (Expenses)	(232)	(18)	1199.3%	(385)	(110)	248.7%
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	62	12	414.3%	82	32	159.3%
Adjusted Net Income - Company (1)	49	396	-87.7%	403	1,166	-65.4%
Adjusted Net Margin - Company	0.3%	2.5%	-220 bps	0.8%	2.5%	-170 bps
Adjusted Net Income - Controlling Shareholders (1)	99	283	-64.9%	448	857	-47.8%
Adjusted Net Margin - Controlling Shareholders	0.6%	1.8%	-120 bps	0.9%	1.9%	-100 bps

 (1) Net Income adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

Cnova international operations started being consolidated into GPA in August 2014 and hence for comparison purposes, note that the results of these operations were not fully reflected in 3Q14. On a comparable basis, i.e. excluding the consolidated results of Cnova (Cnova Brasil and international operations) in 3Q15 and 3Q14, net income came to R$32 million, with net margin of 0.2%.

The quarter was mainly affected by the following factors:

i)    Via Varejo results, which have been negatively impacted by the decline in the consumption of durable goods;

ii)   Other operating income and expenses related chiefly to restructuring expenses (adjustments to the Company’s structure and store closures).

The Company’s net income, excluding other operating income and expenses mentioned above, came to R$49 million, while net income of controlling shareholders came to R$99 million.

Indebtedness

Consolidated

(R$ million)	09.30.2015	09.30.2014

Short Term Debt	(2,093)	(2,999)
Loans and Financing	(817)	(1,149)
Debentures	(1,276)	(1,850)
Long Term Debt	(4,267)	(3,817)
Loans and Financing	(3,370)	(1,719)
Debentures	(897)	(2,097)
Total Gross Debt	(6,360)	(6,815)
Cash and Financial investments	5,414	6,601
Net Debt	(946)	(214)
EBITDA (1)	3,680	4,615
Net Debt / EBITDA(1)	-0.26x	-0.05x
Payment Book - Short Term	(2,153)	(2,627)
Payment Book - Long Term	(122)	(120)
Net Debt with Payment Book	(3,221)	(2,961)
Net Debt with Payment Book / EBITDA(1)	-0.88x	-0.64x
On balance Credit Card Receivables	1,230	317
Net Debt with Payment Book and Credit Card Receivables not sold(2)	(1,991)	(2,644)
Net Debt with Payment Book and Credit Card Receivables not sold(2) / EBITDA(1)	-0.54x	-0.57x

(1)    EBITDA in the last 12 months.

(2)    Including R$1,230 million credit card receivables not sold in the quarter, for comparison purpose with the 3Q14.

The Company ended 3Q15 with a lower leverage level than in the same period the previous year and a significant balance of cash and financial investments, which demonstrates the  Group’s solid financial health.

Cash reserve and financial investments came to R$5.4 billion, besides the R$1.2 billion of receivables that were not sold in the quarter.

Net debt to EBITDA ratio decreased from 0.57 times in 3Q14 to 0.54 times in 3Q15, driven by the R$653 million decrease in net debt, including the payment book operation and balance of credit card receivables not sold.

The debt maturity profile, including the payment book operation, was lengthened by 165 days compared to on September 30, 2014.

The Company had its rating reaffirmed by Standard & Poor’s (brAA+ positive outlook) in September 2015 and by Fitch (brAA+ stable outlook) in October 2015.

Simplified Cash Flow Statement

Consolidated

(R$ million)	3Q15	3Q14	9M15	9M14

Cash Balance at beginning of period	6,811	5,356	11,149	8,367

Cash Flow from operating activities	(808)	769	(3,268)	48
EBITDA	445	1,167	2,058	3,307
Cost of Sale of Receivables	(188)	(256)	(674)	(786)
Working Capital	(1,337)	(381)	(3,816)	(2,435)
Assets and Liabilities Variation	272	239	(836)	(38)
Cash flow from investment activities	(443)	(308)	(1,388)	(869)
Net Investment	(487)	(512)	(1,439)	(1,073)
Acquisition and Others	44	204	51	204

Change on net cash after investments	(1,251)	461	(4,656)	(821)

Cash Flow from financing activities	(316)	785	(1,252)	(945)
Dividends payments and others	(39)	(36)	(397)	(222)
Net Payments	(277)	821	(855)	(723)

Change on net cash	(1,568)	1,245	(5,908)	(1,766)

Exchange rate	171	-	173	-

Cash Balance at end of period	5,414	6,601	5,414	6,601

Net debt	(946)	(214)	(946)	(214)

Cash balance at the close of 3Q15 was R$5.4 billion. The variation from the same period last year is due to the cash management strategy of a lower sale of receivables. As a result, accounts receivable increased 8 days(1) between 3Q14 and 3Q15 and negatively affected the working capital by R$1.2 billion.

The Company continued to demonstrate significant financial strength during the year with the cash disbursement of almost R$ 180 million(2) in the quarter despite the challenging scenario.

(1)    In COGS days

(2)    For comparison purposes, includes credit card receivables not sold in working capital, in the amount of R$ 1.230 million in 3Q15 and R$ 317 million in 3Q14.

Capital Expenditure (Capex)

		Consolidated					Food Businesses			Via Varejo
(R$ million)	3Q15	3Q14	Δ	9M15	9M14	Δ	3Q15	3Q14	Δ	3Q15	3Q14	Δ

New stores and land acquisition	158	132	19.0%	416	354	17.6%	140	104	35.0%	17	29	-39.7%
Store renovations and conversions	155	88	76.1%	448	218	105.2%	137	53	158.8%	18	36	-49.4%
Infrastructure and Others	187	297	-37.0%	626	539	16.2%	89	177	-49.7%	34	79	-57.0%
Non-cash Effect
Financing Assets	10	15	-32.5%	6	9	-33.4%	10	15	-32.5%	-	-	n.a.
Total	510	532	-4.3%	1,496	1,120	33.6%	376	349	7.9%	69	144	-51.7%

The Group’s investments totaled R$510 million in the quarter, of which 74% was invested in the Food segment and 14% in Via Varejo.

In the Food segment, in line with the organic growth strategy, 18 new stores were opened in the quarter, including 7 Minimercado Extra, 6 Minuto Pão de Açúcar, 4 Pão de Açúcar and 1 Assaí store. Besides continuing with the plan to renovate Extra stores (52 stores renovated to date: 28 Hypermarkets and 24 Supermarkets), the Company also renovated Pão de Açúcar and Assaí stores.

At Via Varejo, the “Crescer Mais” Project initiatives were intensified amidst a scenario of steep decline in consumption: i) renovation of the furniture category in 56 stores; ii) renovation of the telephony category in 100 stores; iii) strengthening of the Ponto Frio banner through improvements in operations and financial services, and the conversion of 36 stores to better position them for Casas Bahia. It is important to mention the opening of five more Casas Bahia stores.

For 2015, the Company’s target is to open: 70 Proximity stores, 10 to 12 Assaí stores and 5 Pão de Açúcar stores. It also plans to maintain the pace of renovations in the Food segment during the year, while strengthening initiatives of the “Crescer Mais” project for Via Varejo.

Dividends

Dividends 3Q15

The Board of Directors meeting held on October 29, 2015 approved the distribution of interim dividends based on the net income recorded on the balance sheet of September 30, 2015, in the amount of R$38.5 million, which corresponds to R$0.15 per preferred share and R$0.136365 per common share.

Shareholders of record on October 30, 2015 will be entitled to the dividends. As of November 03, 2015, the shares will trade ex-dividends.  Dividends will be paid on November 11, 2015.

Appendix I – Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - Retail, Cash & Carry, Electro (sale of electronics and home appliances in brick-and-mortar stores) and E-commerce – grouped as follows:

Same-store sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations from the same period of the previous year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as Net Income excluding Other Operating Income and Expenses and excluding the effects on Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric given its understanding that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses
(R$ million)	09.30.2015	06.30.2015	09.30.2014	09.30.2015	06.30.2015	09.30.2014
Current Assets	19,744	19,482	18,329	7,497	7,041	6,998
Cash and Marketable Securities	5,414	6,811	6,601	2,667	2,408	2,884
Accounts Receivable	3,776	2,662	2,931	179	151	147
Credit Cards	1,230	172	317	57	39	47
Payment book	1,834	1,987	2,208	-	-	-
Sales Vouchers and Others	874	692	571	108	104	85
Allowance for Doubtful Accounts	(370)	(331)	(325)	(1)	(1)	(1)
Resulting from Commercial Agreements	208	142	160	15	9	15
Inventories	8,663	8,250	7,455	4,032	3,852	3,569
Recoverable Taxes	1,106	991	750	244	213	146
Noncurrent Assets for Sale	15	22	22	8	8	8
Dividends Receivable	-	27	-	-	19	-
Expenses in Advance and Other Accounts Receivables	770	719	570	367	390	245
Noncurrent Assets	22,713	22,155	20,899	15,877	15,624	15,663
Long-Term Assets	5,368	5,048	4,690	2,146	2,057	2,531
Accounts Receivables	89	78	96	-	-	-
Payment Book	99	87	105	-	-	-
Allowance for Doubtful Accounts	(10)	(9)	(9)	-	-	-
Inventories	-	-	172	-	-	172
Recoverable Taxes	2,664	2,507	1,663	608	555	386
Deferred Income Tax and Social Contribution	568	500	861	79	84	339
Amounts Receivable from Related Parties	358	357	264	218	195	445
Judicial Deposits	1,023	945	912	593	578	522
Expenses in Advance and Others	667	661	723	648	644	667
Investments	504	482	393	329	313	339
Property and Equipment	10,192	10,023	9,396	8,634	8,482	8,028
Intangible Assets	6,649	6,602	6,419	4,768	4,771	4,766
TOTAL ASSETS	42,458	41,637	39,228	23,374	22,665	22,661

LIABILITIES

	Consolidated			Food Businesses
	09.30.2015	06.30.2015	09.30.2014	09.30.2015	06.30.2015	09.30.2014
Current Liabilities	20,110	19,213	17,285	7,282	6,812	6,455
Suppliers	10,737	10,231	8,261	3,822	3,662	2,910
Loans and Financing	817	781	1,149	424	418	1,052
Payment Book (CDCI)	2,153	2,311	2,627	-	-	-
Debentures	1,276	1,681	1,850	1,276	1,260	1,031
Payroll and Related Charges	914	805	1,010	505	432	500
Taxes and Social Contribution Payable	768	684	733	198	166	222
Dividends Proposed	1	1	1	1	1	1
Financing for Purchase of Fixed Assets	64	72	31	64	72	31
Rents	103	92	65	69	69	65
Acquisition of Companies	71	77	72	70	77	72
Debt with Related Parties	1,647	1,286	318	277	316	363
Advertisement	62	78	63	32	34	24
Provision for Restructuring	8	8	3	7	6	3
Advanced Revenue	306	311	139	104	119	34
Others	1,181	795	964	432	180	148
Long-Term Liabilities	8,274	7,767	8,143	6,442	5,997	6,533
Loans and Financing	3,370	2,854	1,719	2,961	2,431	1,550
Payment Book (CDCI)	122	99	120	-	-	-
Debentures	897	897	2,097	897	897	2,097
Financing for Purchase of Assets	4	4	8	4	4	8
Acquisition of Companies	-	62	54	-	62	54
Deferred Income Tax and Social Contribution	1,195	1,214	1,129	1,166	1,185	1,127
Tax Installments	580	587	954	580	587	915
Provision for Contingencies	1,395	1,310	1,153	769	760	580
Advanced Revenue	653	690	810	29	36	111
Others	59	51	98	36	35	91
Shareholders' Equity	14,074	14,657	13,801	9,650	9,857	9,673
Capital	6,806	6,805	6,789	4,842	4,708	5,062
Capital Reserves	300	291	265	300	291	265
Profit Reserves	3,454	3,714	3,181	3,454	3,714	3,181
Adjustment of Equity Valuation	(93)	(11)	-	(93)	(11)	-
Minority Interest	3,605	3,858	3,566	1,146	1,154	1,165
TOTAL LIABILITIES	42,458	41,637	39,228	23,374	22,665	22,661

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	3Q15	3Q14	Δ	3Q15	3Q14	Δ	3Q15	3Q14	Δ	3Q15	3Q14	Δ	3Q15	3Q14	Δ
Gross Revenue (1)	17,856	17,356	2.9%	9,574	8,941	7.1%	6,794	6,675	1.8%	2,779	2,266	22.7%	4,615	5,964	-22.6%
Net Revenue (1)	16,061	15,649	2.6%	8,852	8,253	7.3%	6,287	6,156	2.1%	2,564	2,097	22.3%	4,077	5,280	-22.8%
Cost of Goods Sold	(12,269)	(11,608)	5.7%	(6,713)	(6,182)	8.6%	(4,518)	(4,377)	3.2%	(2,195)	(1,805)	21.6%	(2,720)	(3,531)	-23.0%
Depreciation (Logistic)	(34)	(26)	30.6%	(13)	(12)	4.4%	(12)	(12)	1.9%	(1)	(1)	42.4%	(15)	(11)	31.9%
Gross Profit	3,758	4,015	-6.4%	2,126	2,058	3.3%	1,758	1,767	-0.5%	368	291	26.4%	1,343	1,738	-22.7%
Selling Expenses	(2,695)	(2,513)	7.2%	(1,425)	(1,293)	10.2%	(1,190)	(1,098)	8.3%	(235)	(194)	20.9%	(1,050)	(1,089)	-3.5%
General and Administrative Expenses	(442)	(370)	19.6%	(194)	(190)	1.8%	(161)	(163)	-1.2%	(32)	(27)	20.3%	(117)	(124)	-5.6%
Equity Income	22	27	-18.4%	16	20	-20.9%	16	20	-20.9%	-	-	n.a.	6	8	-27.9%
Other Operating Revenue (Expenses)	(232)	(18)	1199.3%	(81)	(15)	448.6%	(80)	(15)	446.3%	(1)	(0)	631.2%	(119)	(15)	709.0%
Total Operating Expenses	(3,347)	(2,874)	16.5%	(1,684)	(1,478)	14.0%	(1,415)	(1,256)	12.7%	(269)	(222)	21.3%	(1,280)	(1,219)	5.0%
Depreciation and Amortization	(245)	(207)	18.5%	(172)	(157)	9.2%	(147)	(138)	7.2%	(24)	(20)	23.0%	(45)	(35)	29.3%
Earnings before interest and Taxes - EBIT	166	934	-82.3%	270	423	-36.2%	195	373	-47.7%	75	50	50.3%	17	483	-96.4%
Financial Revenue	185	159	17.0%	81	73	10.5%	71	69	2.7%	10	4	139.9%	90	99	-9.8%
Financial Expenses	(530)	(536)	-1.2%	(286)	(244)	17.0%	(257)	(225)	14.3%	(29)	(19)	47.8%	(158)	(247)	-35.9%
Net Financial Result	(344)	(378)	-8.8%	(205)	(171)	19.7%	(186)	(156)	19.4%	(19)	(15)	22.6%	(69)	(147)	-53.5%
Income Before Income Tax	(178)	557	n.a.	65	252	-74.1%	9	217	-95.9%	56	35	62.5%	(51)	336	n.a.
Income Tax	57	(166)	n.a.	(21)	(67)	-69.1%	(2)	(55)	-96.9%	(19)	(12)	56.2%	39	(112)	n.a.
Net Income (Loss) - Company	(122)	391	n.a.	44	185	-75.9%	7	162	-95.6%	37	22	65.9%	(12)	224	n.a.
Minority Interest - Noncontrolling	(115)	114	n.a.	(7)	(5)	35.3%	(7)	(5)	35.3%	-	-	n.a.	(7)	127	n.a.
Net Income (Loss) - Controlling Shareholders	(7)	277	n.a.	51	190	-72.9%	14	167	-91.5%	37	22	65.9%	(5)	97	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	445	1,167	-61.9%	455	593	-23.3%	354	522	-32.2%	101	71	42.5%	77	529	-85.5%
Adjusted EBITDA (3)	677	1,185	-42.9%	536	608	-11.8%	434	537	-19.1%	102	71	44.1%	196	544	-64.0%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% of Net Revenue
	3Q15	3Q14		3Q15	3Q14		3Q15	3Q14		3Q15	3Q14		3Q15	3Q14
Gross Profit	23.4%	25.7%		24.0%	24.9%		28.0%	28.7%		14.4%	13.9%		32.9%	32.9%
Selling Expenses	16.8%	16.1%		16.1%	15.7%		18.9%	17.8%		9.2%	9.3%		25.8%	20.6%
General and Administrative Expenses	2.8%	2.4%		2.2%	2.3%		2.6%	2.7%		1.3%	1.3%		2.9%	2.4%
Equity Income	0.1%	0.2%		0.2%	0.2%		0.3%	0.3%		0.0%	0.0%		0.1%	0.2%
Other Operating Revenue (Expenses)	1.4%	0.1%		0.9%	0.2%		1.3%	0.2%		0.1%	0.0%		2.9%	0.3%
Total Operating Expenses	20.8%	18.4%		19.0%	17.9%		22.5%	20.4%		10.5%	10.6%		31.4%	23.1%
Depreciation and Amortization	1.5%	1.3%		1.9%	1.9%		2.3%	2.2%		1.0%	0.9%		1.1%	0.7%
EBIT	1.0%	6.0%		3.1%	5.1%		3.1%	6.1%		2.9%	2.4%		0.4%	9.2%
Net Financial Revenue (Expenses)	2.1%	2.4%		2.3%	2.1%		3.0%	2.5%		0.7%	0.7%		1.7%	2.8%
Income Before Income Tax	1.1%	3.6%		0.7%	3.1%		0.1%	3.5%		2.2%	1.7%		1.3%	6.4%
Income Tax	0.4%	1.1%		0.2%	0.8%		0.0%	0.9%		0.7%	0.6%		1.0%	2.1%
Net Income - Company	-0.8%	2.5%		0.5%	2.2%		0.1%	2.6%		1.5%	1.1%		-0.3%	4.3%
Minority Interest - noncontrolling	-0.7%	0.7%		-0.1%	-0.1%		-0.1%	-0.1%		0.0%	0.0%		-0.2%	2.4%
Net Income - Controlling Shareholders(2)	0.0%	1.8%		0.6%	2.3%		0.2%	2.7%		1.5%	1.1%		-0.1%	1.8%
EBITDA	2.8%	7.5%		5.1%	7.2%		5.6%	8.5%		3.9%	3.4%		1.9%	10.0%
Adjusted EBITDA (3)	4.2%	7.6%		6.1%	7.4%		6.9%	8.7%		4.0%	3.4%		4.8%	10.3%
(1) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes.
(2)Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	9M15	9M14	Δ	9M15	9M14	Δ	9M15	9M14	Δ	9M15	9M14	Δ	9M15	9M14	Δ
Gross Revenue (1)	54,943	50,862	8.0%	28,913	27,007	7.1%	20,991	20,671	1.5%	7,922	6,336	25.0%	15,563	18,474	-15.8%
Net Revenue (1)	49,405	45,860	7.7%	26,721	24,923	7.2%	19,400	19,048	1.8%	7,321	5,874	24.6%	13,755	16,230	-15.3%
Cost of Goods Sold	(37,569)	(34,084)	10.2%	(20,275)	(18,799)	7.8%	(13,977)	(13,731)	1.8%	(6,298)	(5,069)	24.3%	(9,184)	(11,056)	-16.9%
Depreciation (Logistic)	(102)	(77)	32.9%	(42)	(36)	14.5%	(38)	(34)	10.5%	(3)	(2)	90.3%	(42)	(31)	35.3%
Gross Profit	11,734	11,700	0.3%	6,404	6,087	5.2%	5,385	5,283	1.9%	1,019	804	26.8%	4,528	5,143	-12.0%
Selling Expenses	(8,180)	(7,396)	10.6%	(4,321)	(3,853)	12.2%	(3,635)	(3,304)	10.0%	(686)	(549)	25.0%	(3,238)	(3,280)	-1.3%
General and Administrative Expenses	(1,297)	(1,039)	24.8%	(557)	(534)	4.4%	(469)	(467)	0.5%	(88)	(67)	31.1%	(370)	(376)	-1.7%
Equity Income	84	76	10.4%	61	55	11.4%	61	55	11.4%	-	-	n.a.	23	23	0.4%
Other Operating Revenue (Expenses)	(385)	(110)	248.7%	(182)	(107)	69.9%	(184)	(106)	72.5%	2	(0)	n.a.	(87)	(15)	471.5%
Total Operating Expenses	(9,778)	(8,469)	15.5%	(4,999)	(4,438)	12.6%	(4,227)	(3,822)	10.6%	(771)	(616)	25.2%	(3,672)	(3,649)	0.6%
Depreciation and Amortization	(716)	(589)	21.5%	(506)	(466)	8.7%	(435)	(409)	6.5%	(71)	(57)	24.2%	(132)	(103)	28.3%
Earnings before interest and Taxes - EBIT	1,240	2,641	-53.1%	900	1,183	-24.0%	723	1,052	-31.3%	177	131	35.1%	724	1,392	-48.0%
Financial Revenue	637	491	29.6%	297	255	16.5%	280	243	15.3%	18	13	40.6%	267	269	-0.7%
Financial Expenses	(1,676)	(1,569)	6.8%	(844)	(701)	20.5%	(768)	(647)	18.6%	(77)	(53)	44.1%	(611)	(743)	-17.7%
Net Financial Revenue (Expenses)	(1,039)	(1,078)	-3.6%	(547)	(445)	22.8%	(488)	(405)	20.5%	(59)	(41)	45.2%	(344)	(474)	-27.4%
Income Before Income Tax	201	1,563	-87.2%	353	738	-52.2%	235	647	-63.8%	118	90	30.6%	380	918	-58.6%
Income Tax	(100)	(476)	-79.0%	(88)	(199)	-55.6%	(48)	(168)	-71.3%	(40)	(31)	28.4%	(102)	(310)	-67.0%
Net Income - Company	101	1,087	-90.7%	264	539	-50.9%	187	480	-61.1%	78	59	31.7%	278	608	-54.3%
Minority Interest - Noncontrolling	(145)	302	n.a.	(14)	(22)	-35.6%	(14)	(22)	-35.6%	-	-	n.a.	157	344	-54.3%
Net Income - Controlling Shareholders(2)	245	785	-68.7%	278	561	-50.3%	201	502	-60.0%	78	59	31.7%	120	263	-54.3%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	2,058	3,307	-37.8%	1,447	1,685	-14.1%	1,196	1,495	-20.0%	251	190	32.4%	898	1,526	-41.1%
Adjusted EBITDA (3)	2,443	3,418	-28.5%	1,629	1,792	-9.1%	1,380	1,602	-13.9%	249	190	31.0%	985	1,541	-36.1%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% Net Sales Revenue
	9M15	9M14		9M15	9M14		9M15	9M14		9M15	9M14		9M15	9M14
Gross Profit	23.8%	25.5%		24.0%	24.4%		27.8%	27.7%		13.9%	13.7%		32.9%	31.7%
Selling Expenses	16.6%	16.1%		16.2%	15.5%		18.7%	17.3%		9.4%	9.3%		23.5%	20.2%
General and Administrative Expenses	2.6%	2.3%		2.1%	2.1%		2.4%	2.5%		1.2%	1.1%		2.7%	2.3%
Equity Income	0.2%	0.2%		0.2%	0.2%		0.3%	0.3%		0.0%	0.0%		0.2%	0.1%
Other Operating Revenue (Expenses)	0.8%	0.2%		0.7%	0.4%		0.9%	0.6%		0.0%	0.0%		0.6%	0.1%
Total Operating Expenses	19.8%	18.5%		18.7%	17.8%		21.8%	20.1%		10.5%	10.5%		26.7%	22.5%
Depreciation and Amortization	1.4%	1.3%		1.9%	1.9%		2.2%	2.1%		1.0%	1.0%		1.0%	0.6%
EBIT	2.5%	5.8%		3.4%	4.7%		3.7%	5.5%		2.4%	2.2%		5.3%	8.6%
Net Financial Revenue (Expenses)	2.1%	2.3%		2.0%	1.8%		2.5%	2.1%		0.8%	0.7%		2.5%	2.9%
Income Before Income Tax	0.4%	3.4%		1.3%	3.0%		1.2%	3.4%		1.6%	1.5%		2.8%	5.7%
Income Tax	0.2%	1.0%		0.3%	0.8%		0.2%	0.9%		0.5%	0.5%		0.7%	1.9%
Net Income - Company	0.2%	2.4%		1.0%	2.2%		1.0%	2.5%		1.1%	1.0%		2.0%	3.7%
Minority Interest - noncontrolling	-0.3%	0.7%		-0.1%	-0.1%		-0.1%	-0.1%		0.0%	0.0%		1.1%	2.1%
Net Income - Controlling Shareholders(2)	0.5%	1.7%		1.0%	2.2%		1.0%	2.6%		1.1%	1.0%		0.9%	1.6%
EBITDA	4.2%	7.2%		5.4%	6.8%		6.2%	7.9%		3.4%	3.2%		6.5%	9.4%
Adjusted EBITDA (3)	4.9%	7.5%		6.1%	7.2%		7.1%	8.4%		3.4%	3.2%		7.2%	9.5%
(1) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes.
(2) Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW

(R$ million)	Consolidated
	09.30.2015	09.30.2014
Net Income for the period	101	1,087
Adjustment for reconciliation of net income
Deferred income tax	12	177
Gain on disposal of fixed assets	65	36
Depreciation and amortization	820	667
Interests and exchange variation	828	847
Adjustment to present value	(4)	(2)
Equity pickup	(84)	(76)
Provision for contingencies	151	118
Share-Based Compensation	22	32
Allowance for doubtful accounts	419	359
Provision for obsolescence/breakage	(5)	(1)
Deferred revenue	(139)	(25)
Other Operating Expenses	2	16
	2,188	3,235
Asset (Increase) decreases
Financial Investments	-	24
Accounts receivable	(813)	(478)
Inventories	180	(550)
Taxes recoverable	(546)	53
Other Assets	(297)	(204)
Related parties	(157)	(96)
Restricted deposits for legal proceeding	(117)	(70)
	(1,750)	(1,321)
Liability (Increase) decrease
Suppliers	(3,183)	(1,407)
Payroll and charges	47	213
Taxes and Social contributions payable	(224)	(502)
Other Accounts Payable	(172)	(148)
Contingencies	(217)	(223)
Deferred revenue	43	201
	(3,706)	(1,866)
Net cash generated from (used in) operating activities	(3,268)	48

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES

	Consolidated
(R$ million)	09.30.2015	09.30.2014

Acquisition of property and equipment	(1,170)	(898)
Increase Intangible assets	(326)	(222)
Sales of property and equipment	57	47
Net cash from corporate reorganization	-	204
Cash provided on sale of subisidiary	51	-
Net cash flow investment activities	(1,388)	(869)

Cash flow from financing activities
Increase (decrease) of capital	14	25
Funding and refinancing	4,625	4,960
Payments	(6,603)	(5,634)
Dividend Payment	(397)	(222)
Accounts payable related to acquisition of Companies	(74)	(67)
Proceeds from stock offering, net of issue costs	(4)	(7)
Intercompany loans	1,187	-
Net cash generated from (used in) financing activities	(1,252)	(945)

Monetary variation over cash and cash equivalents	173	-
Increase (decrease) in cash and cash equivalents	(5,735)	(1,766)

Cash and cash equivalents at the beginning of the year	11,149	8,367
Cash and cash equivalents at the end of the year	5,414	6,601
Change in cash and cash equivalents	(5,735)	(1,766)

	BREAKDOWN OF GROSS SALES BY BUSINESS

(R$ million)	3Q15%		3Q14%		Δ	9M15%		9M14%		Δ

Pão de Açúcar	1,728	9.7%	1,610	9.3%	7.3%	5,160	9.4%	4,838	9.5%	6.6%
Extra Supermercado	1,117	6.3%	1,173	6.8%	-4.8%	3,547	6.5%	3,677	7.2%	-3.5%
Extra Hiper	3,122	17.5%	3,229	18.6%	-3.3%	9,908	18.0%	10,224	20.1%	-3.1%
Convenience Stores (1)	262	1.5%	173	1.0%	51.6%	721	1.3%	480	0.9%	50.2%
Assaí	2,779	15.6%	2,266	13.1%	22.7%	7,922	14.4%	6,336	12.5%	25.0%
Other Businesses (2)	566	3.2%	491	2.8%	15.4%	1,655	3.0%	1,451	2.9%	14.1%
Food Businesses	9,574	53.6%	8,941	51.5%	7.1%	28,913	52.6%	27,007	53.1%	7.1%
Pontofrio	943	5.3%	1,332	7.7%	-29.2%	3,356	6.1%	4,262	8.4%	-21.3%
Casas Bahia	3,672	20.6%	4,633	26.7%	-20.7%	12,207	22.2%	14,212	27.9%	-14.1%
Cnova	3,668	20.5%	2,451	14.1%	49.7%	10,467	19.1%	5,381	10.6%	94.5%
Non-Food Businesses	8,283	46.4%	8,415	48.5%	-1.6%	26,030	47.4%	23,855	46.9%	9.1%

Consolidated	17,856	100.0%	17,356	100.0%	2.9%	54,943	100.0%	50,862	100.0%	8.0%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

	BREAKDOWN OF NET SALES BY BUSINESS

(R$ million)	3Q15%		3Q14%		Δ	9M15%		9M14%		Δ

Pão de Açúcar	1,592	9.9%	1,478	9.4%	7.7%	4,749	9.6%	4,441	9.7%	6.9%
Extra Supermercado	1,053	6.6%	1,104	7.1%	-4.6%	3,340	6.8%	3,460	7.5%	-3.5%
Extra Hiper	2,843	17.7%	2,932	18.7%	-3.0%	9,013	18.2%	9,275	20.2%	-2.8%
Convenience Stores (1)	245	1.5%	162	1.0%	51.3%	676	1.4%	452	1.0%	49.6%
Assaí	2,564	16.0%	2,097	13.4%	22.3%	7,321	14.8%	5,874	12.8%	24.6%
Other Businesses (2)	555	3.5%	480	3.1%	15.6%	1,622	3.3%	1,421	3.1%	14.1%
Food Businesses	8,852	55.1%	8,253	52.7%	7.3%	26,721	54.1%	24,923	54.3%	7.2%
Pontofrio	828	5.2%	1,189	7.6%	-30.4%	2,978	6.0%	3,756	8.2%	-20.7%
Casas Bahia	3,250	20.2%	4,091	26.1%	-20.6%	10,777	21.8%	12,474	27.2%	-13.6%
Cnova	3,132	19.5%	2,116	13.5%	48.0%	8,930	18.1%	4,707	10.3%	89.7%
Non-Food Businesses	7,209	44.9%	7,396	47.3%	-2.5%	22,685	45.9%	20,937	45.7%	8.3%

Consolidated	16,061	100.0%	15,649	100.0%	2.6%	49,405	100.0%	45,860	100.0%	7.7%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% of Net Sales)

	Consolidated (1)				Food Businesses
	3Q15	3Q14	9M15	9M14	3Q15	3Q14	9M15	9M14

Cash	42.3%	41.0%	41.9%	41.6%	51.3%	52.2%	51.8%	52.6%
Credit Card	47.7%	48.7%	48.3%	48.5%	38.7%	38.7%	38.5%	38.6%
Food Voucher	6.1%	5.1%	5.8%	4.9%	9.9%	9.1%	9.7%	8.8%
Payment Book	3.9%	5.2%	4.0%	5.1%	0.0%	0.0%	0.0%	0.0%
(1) Does not include Cdiscount.

   (1) Does not include Cdiscount.

		STORE OPENINGS/CLOSINGS BY BANNER
	06/30/2015	Opened	Closed	Converted	09/30/2015

Pão de Açúcar	180	4	-	-	184
Extra Hiper	137	-	-	-	137
Extra Supermercado	204	-	(5)	-	199
Minimercado Extra	258	7	-	(3)	262
Minuto Pão de Açucar	30	6	-	3	39
Assaí	87	1	-	-	88
Other Business	239	-	-	-	239
Gas Station	82	-	-	-	82
Drugstores	157	-	-	-	157
Food Businesses	1,135	18	(5)	-	1,148
Pontofrio	364	-	(33)	(30)	301
Casas Bahia	683	5	(3)	30	715
Consolidated	2,182	23	(41)	-	2,164

Sales Area ('000 m2 )
Food Businesses	1,772				1,780
Consolidated	2,892				2,880

# of employees ('000) (1)	151				142

                    (1) Does not include Cdiscount employees.

3Q15 Results Conference Call and Webcast
Friday, October 30, 2015
10:30 a.m. (Brasília) | 8:30 a.m. (New York) | 12:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 2188-0155

Conference call in English (simultaneous translation)
+1 (646) 843-6054

Webcast: http://www.gpari.com.br

Replay
+55 (11) 2188-0400
Access code for Portuguese audio: GPA
Access code for English audio: GPA

http://www.gpari.com.br

  Investor Relations Contacts

GPA Tel.: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: 33 (1) 5370-5590 investor@cnova.com www.cnova.com/investor-relations

The individual and parent company interim financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the third quarter of 2015 (3Q15), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or derived from non-accounting figures has not been reviewed by independent auditors.

To calculate EBITDA, we use earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and which did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended September 2015 was 9.49%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network of over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash & carry wholesale segment; Via Varejo, with brick-and-mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings, and the e-commerce segment Cnova, which comprises the operations of Cnova Brasil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 30, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.